October 2013 Pricing Sheet dated October 11, 2013 relating to Amendment No. 1 to Preliminary Terms No. 52 dated October 7, 2013 Registration Statement No. 333-177923 Filed pursuant to Rule 433

Structured Investments

Opportunities in U.S. Equities

Fixed Coupon Auto-Callable Securities due October 17, 2014

Based on the Performance of the Common Stock of Freeport-McMoRan Copper & Gold Inc.
Principal at Risk Securities

PRICING TERMS (October 11, 2013)
Issuer:	JPMorgan Chase & Co.
Underlying stock:	Common Stock of Freeport-McMoRan Copper & Gold Inc.
Aggregate principal amount:	$7,900,670
Stated principal amount:	$10 per security
Issue price:	$10 per security (see “Commissions and Issue Price” below)
Pricing date:	October 11, 2013
Original issue date:	October 17, 2013 (3 business days after the pricing date)
Maturity date:	October 17, 2014, subject to adjustments for certain market disruption events and as described under “Description of the Securities — Payment at Maturity” in the accompanying product supplement no. MS-4-I and “Supplemental Terms of the Securities” on page 2 below.
Early redemption:	If, on any of the first three determination dates, the closing price of the underlying stock is greater than or equal to the initial stock price, the securities will be automatically redeemed for an early redemption payment on the third business day following the related determination date.
Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) the quarterly coupon for the applicable coupon payment date.
Quarterly coupon:	Unless the securities have been previously redeemed, a quarterly coupon at an annual rate of 9.50% (corresponding to $0.2375 per quarter per security) is paid on each coupon payment date.
Determination dates:	January 13, 2014, April 11, 2014, July 11, 2014 and October 14, 2014, subject to postponement for non-trading days and certain market disruption events. We also refer to October 14, 2014 as the final determination date.
Coupon payment dates:	The third business day after each determination date, provided that if the securities have not been previously called, the payment of the final quarterly coupon will be made on the maturity date.
Payment at maturity:	• If the final stock price is greater than or equal to the downside threshold level:	(i) the stated principal amount plus (ii) the final quarterly coupon.
	• If the final stock price is less than the downside threshold level:	(i) (a) the cash value or (b) at our option, a number of shares of the underlying stock equal to the exchange ratio as of the final determination date and (ii) the final quarterly coupon.
Cash value:	The amount in cash equal to the product of (a) $10 divided by the initial stock price and (b) the closing price of one share of the underlying stock on the final determination date, subject to adjustment in the event of certain corporate events affecting the underlying stock
Exchange ratio:	0.29904, which is the stated principal amount divided by the initial stock price, subject to adjustment in the event of certain corporate events affecting the underlying stock
Downside threshold level:	$25.08, which is equal to 75% of the initial stock price, subject to adjustment in the event of certain corporate events affecting the underlying stock.
Initial stock price:	$33.44, which was the closing price of the underlying stock on the pricing date divided by the adjustment factor
Final stock price:	The closing price of the underlying stock on the final determination date
Adjustment factor:	1.0, subject to adjustment in the event of certain corporate events affecting the underlying stock
CUSIP/ISIN:	48126H225 / US48126H2250
Listing:	The securities will not be listed on any securities exchange.
Agent:	J.P. Morgan Securities LLC (“JPMS”)
Commissions and issue price:	Price to public(1)	Fees and commissions(2)	Proceeds to issuer
Per security	$10.00	$0.15	$9.85
Total	$7,900,670.00	$118,510.05	$7,782,159.95

(1)	See “Additional Information about the Securities — Use of proceeds and hedging” in this document for information about the components of the price to public of the securities.
(2)	JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions of $0.15 per $10 stated principal amount security it receives from us to Morgan Stanley Smith Barney LLC. See “Underwriting (Conflicts of Interest)” beginning on page PS-63 of the accompanying product supplement no. MS-4-I.

The estimated value of the securities on the pricing date as determined by JPMS was $9.742 per $10 stated principal amount security. See “Additional Information about the securities — JPMS’s estimated value of the securities” in the accompanying preliminary terms for additional information.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering, the related product supplement no. MS-4-I, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below. Please also see “Additional Information About the Securities” at the end of this document.

Amendment no. 1 to Preliminary Terms no. 52 dated October 7, 2013: http://www.sec.gov/Archives/edgar/data/19617/000119312513393097/d609823dfwp.htm

Product supplement no. MS-4-I dated December 27, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211008357/e46666_424b2.pdf

Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free (800) 869-3326.